U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

                            Biscount Overseas Limited
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   (Last)               (First)                 (Middle)


                        c/o J. Owadyeh, 3 Freilagr Street
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                                    (Street)

Zurich                Switzerland             CH-8043
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

                                October 14, 1999
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

                   SALIVA DIAGNOSTIC SYSTEMS, INC. (SALVE.OB)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock                             10,860,338                  D          The shares were acquired for and are being held for
                                                                                investment purposes.
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Common Stock Purchase      January    January   Common Stock              100,000            $3.375           D             N/A
Warrant                    26, 1998   31, 2003  Purchase Warrant          Shares
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

Explanation of Responses:

On March 2, 1999, the Reporting Person converted 500 shares of Class B Preferred Stock, having an aggregate liquidation preference of $500,000, into 1,364,516 shares of Common Stock based on a conversion rate of $0.3664 per share, which were sold by the Reporting Person in March 2000.

On October 14, 1999, the Reporting Person converted 1,645,000 shares of Class B Preferred Stock, having an aggregate liquidation preference of $1,645,000, into 9,495,822.4 shares of Common Stock based on a conversion rate of $0.1788 per share.

BISCOUNT OVERSEAS LTD

By: J. Owadyeh                                            May 12, 2000
   ------------------------------------------            -----------------------
Title: President                                         Date
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* Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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